Exhibit 99

October 13, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Earnings call in relation to the unaudited standalone and consolidated financial results of the Bank for the quarter and half-year ended September 30, 2025

In continuation of our intimation, regarding convening of a board meeting for approval of unaudited standalone and consolidated financial results of the Bank for the quarter and half-year ended September 30, 2025 (“the financial results”), we wish to inform you that the Bank will host an earnings call with analysts and investors at 18:00 hours (IST) on October 18, 2025, wherein the senior management of the Bank will discuss the financial results with the participants.

Conference call- Dial in information:

Date	October 18, 2025
Time	18:00 hours (IST)
India / Universal Number	+91 22 6280 1329 / +91 22 7115 8230
International Toll Free numbers	USA: 18667462133 UK: 08081011573	Singapore: 8001012045 Hong Kong: 800964448
Pre-registration details (to avoid wait time)	https://ccreservations.com/hdfcbank/
Nature of the meeting	Group meeting

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight